UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

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Commission File Number: 001-37485

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Jupai Holdings Limited

Global Creative Center, T2, 15/F

No 166 Min Hong Road

Minhang District

Shanghai 201100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ___X____          Form 40-F     _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Jupai Holdings Limited Receives Delisting Notice from the New York Stock Exchange

On June 24, 2022, Jupai Holdings Limited (the “Company”) was notified by the New York Stock Exchange (“NYSE”) that the staff of NYSE Regulation has determined to commence proceedings to delist the American depositary shares of the Company (the “ADSs”), each representing six (6) ordinary shares of the Company. Trading in the Company’s ADSs was suspended after the market close on the NYSE on June 24, 2022.

NYSE Regulation reached its decision to delist the Company’s ADSs pursuant to Section 802.01B of the NYSE’s Listed Company Manual because the Company had fallen below the NYSE’s continued listing standard requiring listed companies to maintain an average global market capitalization over a consecutive 30 trading day period of at least US$15,000,000.

The Company has a right to a review of this determination by a Committee of the Board of Directors of the NYSE. The NYSE will apply to the Securities and Exchange Commission (the “SEC”) to delist the Company’s ADSs upon completion of all applicable procedures, including any appeal by the Company of the NYSE Regulation’s decision.

The Company expects to apply for quotation of its ADSs on an appropriate tier of the OTC Markets. This delisting and transition to the OTC Markets will not change the Company’s obligation to file annual reports and certain other reports with the SEC under the applicable federal securities laws. The Company cautions the reader to read this Form 6-K in its entirety and refer to the Company’s press releases and reports filed with the SEC, including the risks and uncertainties discussed therein, before making any investment decision.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      Jupai Holdings Limited

By	:	/s/ Jianda Ni
Name:	:	Jianda Ni
Title:	:	Chairman of the Board of Directors and Chief Executive Officer

Date: June 24, 2022